EXHIBIT 99.1

News Release dated October 29, 2014, Suncor Energy reports third quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (operating earnings, cash flow from operations, free cash flow, Oil Sands cash operating costs, and return on capital employed (ROCE)) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations, production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (Oct. 29, 2014) – “Suncor delivered a solid financial quarter despite lower crude oil pricing,” said Steve Williams, president and chief executive officer. “Our focused strategy, integrated model and strong balance sheet are competitive strengths that will continue to serve us well through the current lower crude price environment.”

•                 Operating earnings of $1.306 billion ($0.89 per common share) and net earnings of $919 million ($0.63 per common share).

•                 Quarterly cash flow from operations of $2.280 billion ($1.56 per common share), and an increase in free cash flow to $3.082 billion for the twelve months ended September 30, 2014.

•                 Strong refinery utilizations at Refining and Marketing allowed Suncor to take advantage of a favourable downstream business environment, reinforcing the strength of the company’s integrated model.

•                 Record Oil Sands operations production of 411,700 barrels per day (bbls/d), combined with the company’s continued focus on cost management, enabled Suncor to decrease its cash operating costs per barrel to $31.10 for the quarter.

•                 Successful divestiture of the Wilson Creek assets in Exploration and Production and the announcement of the sale of the Pioneer retail assets, combined with the acquisition of a sulphur recovery facility in Refining and Marketing, highlight Suncor’s continued focus on core assets.

•                 Increased rail capacity and additional loading and offloading commitments further strengthened the company’s access to new and existing markets.

Financial Results

Suncor Energy Inc. delivered solid third quarter financial results during a lower commodity price environment, including operating earnings of $1.306 billion ($0.89 per common share) and cash flow from operations of $2.280 billion ($1.56 per common share), compared to $1.426 billion ($0.95 per common share) and $2.528 billion ($1.69 per common share), respectively, in the prior year quarter. Highlights of the current quarter results include strong Oil Sands operations production and strong refinery utilization at Refining and Marketing which took advantage of a favourable downstream business environment. The decrease in operating earnings and cash flow from operations from the

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com prior year quarter was primarily due to lower production volumes in Exploration and Production and lower upstream price realizations, consistent with a decrease in benchmark prices. For the twelve months ended September 30, 2014, free cash flow increased to $3.082 billion, compared to $2.083 billion for the twelve months ended September 30, 2013.

Net earnings were $919 million ($0.63 per common share) for the third quarter of 2014, compared with net earnings of $1.694 billion ($1.13 per common share) for the prior year quarter. Net earnings for the third quarter of 2014 included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in Exploration and Production, offset by a $54 million income tax and interest charge related to a prior period in Oil Sands. Net earnings also included the impact of an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $394 million, compared to an after-tax foreign exchange gain of $138 million and an after-tax gain of $130 million from the sale of the conventional natural gas business in the prior year quarter. Net earnings for the third quarter of 2014 were also impacted by the same factors that influenced operating earnings described above.

Operating Results

Suncor’s current quarterly results continued to benefit from a profitable portfolio comprising nearly 100% crude-oil weighted production, compared to 93% in the prior year quarter. Suncor’s total upstream production was 519,300 barrels of oil equivalent per day (boe/d) in the third quarter of 2014, a decrease from 595,000 boe/d in the prior year quarter, reflecting the sale of the conventional natural gas business, planned maintenance in Exploration and Production, and reduced production in Libya, all partially offset by higher production volumes in Oil Sands operations.

Oil Sands operations increased production volumes to 411,700 bbls/d in the third quarter of 2014, compared to 396,400 bbls/d in the prior year quarter. The increase was primarily due to the full ramp up of Firebag following the commissioning of hot bitumen infrastructure assets in the third quarter of 2013. This increase was partially offset by unplanned maintenance in upgrading and extraction, the commencement of planned coker maintenance in Upgrader 1 late in the third quarter, and the impacts of a weather-related site-wide power outage. The unplanned maintenance included an outage at Upgrader 2 that occurred late in September. Production had returned to normal rates by the middle of October; however, as a result the company expects to be in the low end of its annual production guidance range.

“Increased production and a continued emphasis on cost management helped drive lower cash operating costs per barrel at our Oil Sands operations,” said Williams.

Cash operating costs per barrel for Oil Sands operations decreased in the third quarter of 2014 to an average of $31.10/bbl, compared to $32.60/bbl in the prior year quarter, primarily due to higher production volumes. Total cash operating costs decreased slightly from the prior year, primarily due to decreased costs in mining operations, partially offset by higher natural gas input prices and maintenance costs. However, the company normally experiences some seasonality in Oil Sands operations cash operating costs and management expects a slight increase in the fourth quarter.

Suncor’s share of Syncrude production increased to 29,400 bbls/d in the third quarter of 2014 from 27,200 bbls/d in the prior year quarter, primarily due to decreased planned maintenance in the current year quarter.

Production volumes in Exploration and Production decreased to 78,200 boe/d in the third quarter of 2014, compared to 171,400 boe/d in the prior year quarter, primarily due to the sale of the company’s conventional natural gas business, the impact of planned maintenance at Buzzard and Terra Nova, and lower production volumes in Libya as operations slowly ramped up.

During the third quarter of 2014, Refining and Marketing commenced planned maintenance at the Montreal, Sarnia and Edmonton refineries, resulting in a decrease in average refinery utilization to 94% compared to 98% in the prior year quarter. During the maintenance event at the Montreal refinery, work continued to modify the hydrocracking unit which is expected to improve overall production yields. This project is expected to be complete by the end of the fourth quarter of 2014.

Strategy Update

The company allocates its capital according to a clear set of priorities: ensuring sustainable and reliable operations, investing in profitable growth and delivering strong returns to shareholders through dividends and share repurchases. In the third quarter of 2014, Suncor continued to demonstrate its commitment to delivering value to shareholders through $409 million in dividends ($0.28 per common share) and $523 million in share repurchases. During the quarter, Suncor completed the sale of its Wilson Creek assets in Exploration and Production for $168.5 million, resulting in an after-tax gain on disposal of assets of $61 million and announced it had reached an agreement to sell its 50% interest in certain assets and liabilities of Pioneer Energy for $182.5 million, resulting in an anticipated after-tax gain of approximately $85 million before closing adjustments. Suncor also completed the acquisition of a sulphur recovery facility at the Montreal refinery for $121 million. These transactions are consistent with the company’s approach to focusing on assets that are aligned with the company’s long-term strategy.

“Suncor has a clear strategy centred on our integrated model,” added Williams. “We continue to focus on our core assets, as demonstrated by the successful sale of our Wilson Creek assets, the announced sale of our Pioneer business, and the acquisition of a sulphur recovery facility near our Montreal refinery.”

Investing in Integration and Market Access

Integration and market access initiatives also continue to be an area of focus for Suncor. During the third quarter of 2014, Suncor further enhanced its midstream capabilities through new rail arrangements, including an offloading agreement at a rail terminal at Tracy, Quebec, further strengthening Suncor’s ability to access new and existing markets.

The Montreal refinery continued to receive inland crudes by rail in addition to marine shipments of lower priced crudes from the U.S. Gulf Coast when market conditions were favourable. The anticipated reversal of Enbridge’s Line 9 combined with Suncor’s existing rail access is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in 2015 following commissioning of the pipeline.

The company’s integrated model and strong market access position resulted in Suncor capturing global-based pricing on volumes equivalent to 97% of its upstream production in the third quarter of 2014.

Oil Sands Operations

Suncor continues to work towards a sanction decision on the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d. First oil was achieved from wells associated with the MacKay River facility debottleneck project during the third quarter of 2014. The debottleneck project is intended to increase production capacity by approximately 20%, to total capacity of 38,000 bbls/d by the end of 2015. In addition, Suncor continues to advance other debottlenecking initiatives in logistics infrastructure and at the Firebag facilities by focusing on asset upgrades, operational efficiencies and improved reliability.

Oil Sands Ventures

Fort Hills mining project activities remain focused on detailed engineering, procurement and the continued ramp up of field construction activities. Key construction activities during the quarter included foundation concrete pours, construction of primary extraction separation cells, construction of a camp lodge and commissioning of the water treatment facilities. Detailed engineering work was approximately 55% complete by the end of the third quarter. The project is expected to provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity reached within twelve months thereafter.

Exploration and Production

The Golden Eagle project continued to progress with first oil anticipated in late 2014. Drilling activities will continue in 2015 as the project ramps up to planned capacity. At the Hebron project, the gravity-based structure was successfully moved from dry dock into its deepwater location in the third quarter of 2014. Construction is continuing on the gravity-based structure and topsides, with the project expected to achieve first oil in 2017.

The company has a number of extension projects in East Coast Canada, which leverage existing facilities and infrastructure. Following the completion of subsea installation for the Hibernia Southern Extension Unit in 2013, drilling activities continued in the third quarter of 2014. The final phase of the South White Rose Extension project neared completion in the third quarter of 2014. The Hibernia Southern Extension Unit and South White Rose Extension projects are expected to increase overall production starting in 2015 and extend the productive life of the existing fields. A sanction decision for further development of the Ben Nevis-Avalon reservoir at Hibernia and for further expansion into the West White Rose field is targeted for 2015.

In July 2014, the Libya National Oil Company announced the removal of force majeure on oil exports from the last two terminals affected by political unrest. In September 2014, the company lifted and sold inventory from one of the terminals. Suncor continues to work with the Libya National Oil Company to arrange future liftings. Production is slowly ramping up; however, the region remains volatile and the timing of future sales and the ability to return to normal production levels remains uncertain.

Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013
Net earnings	919	1 694	2 615	3 468
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	394	(138)	420	262
Impairments(2)	—	—	1 238	—
Reserves redetermination(3)	—	—	(32)	—
Gain on significant disposals(4)	(61)	(130)	(61)	(130)
Income tax charge(5)	54	—	54	—
Net impact of not proceeding with the Voyageur upgrader project(6)	—	—	—	127
Operating earnings(1)	1 306	1 426	4 234	3 727

(1)                                 Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated October 29, 2014 (the MD&A).

(2)                                 Reflects the after-tax impairment charges of $718 million on the company’s interest in the Joslyn mining project, $297 million against the company’s Libyan assets, and $223 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(3)                                 Reflects the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

(4)                                 Represents the after-tax gain on sale from the disposition of a significant portion of the company’s natural gas business in Western Canada in the third quarter of 2013 and reflects the after-tax gain on sale from the disposition of the company’s Wilson Creek natural gas assets in the third quarter of 2014.

(5)                                 Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period.

(6)                                 Represents the cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

Corporate Guidance

Suncor has updated the market assumptions in its 2014 corporate guidance previously issued on July 31, 2014. The following 2014 full year outlook assumptions have been adjusted: Brent, Sullom Voe from US$105.00/bbl previously to US$102.00/bbl; West Texas Intermediate crude oil at Cushing from US$98.00/bbl previously to US$96.00/bbl; Western Canadian Select at Hardisty from US$75.00/bbl previously to US$76.00/bbl; AECO – C Spot from $4.50/GJ previously to $4.20/GJ; and the US$/Cdn$ exchange rate from $0.92 previously to $0.91.

For further details and advisories regarding Suncor’s 2014 revised corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information section and Segment Results and Analysis section of the MD&A. Cash flow from operations, free cash flow and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A

These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: the belief that our focused strategy, integrated model and strong balance sheet are competitive strengths that will continue to serve us well through the current lower crude price environment; the expectation that the company will be in the low end of its annual production guidance range and that Oil Sands operations cash operating costs will slightly increase in the fourth quarter; work at the Montreal refinery to modify the hydrocracking unit that is expected to improve overall production yields and be complete by the end of the fourth quarter of 2014; Suncor’s strategy centred on our integrated model and continued focus on core assets; the announcement of an agreement to sell the company’s 50% interest in certain assets and liabilities of Pioneer Energy for $182.5 million and the expectation that such sale will result in an anticipated after-tax gain of approximately $85 million before closing adjustments; the expectation that the anticipated reversal of Enbridge’s Line 9 combined with Suncor’s existing rail access will provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in 2015 following commissioning of the pipeline; the targeted initial design capacity for the MacKay River expansion project of approximately 20,000 bbls/d; the intention that the MacKay River facility debottleneck project will increase production capacity by approximately 20%, to total capacity of 38,000 bbls/d by the end of 2015, and other debottlenecking initiatives that Suncor continues to advance; the expectation that the Fort Hills mining project will provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity reached within twelve months thereafter; the expectation that the Golden Eagle project will achieve first oil in late 2014 and that drilling activities will continue in 2015 as the project ramps up to planned capacity; the expectation that the Hebron project will achieve first oil in 2017; the expectation that the Hibernia Southern Extension Unit and South White Rose Extension  projects will increase overall production starting in 2015 and extend the productive life of the existing fields; that a sanction decision for further development of the Ben Nevis-Avalon reservoir at Hibernia and for further expansion into the West White Rose field is targeted for 2015; and that Suncor continues to work with the Libya National Oil Company to arrange future liftings.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the Notices of Reassessment (NORs) received by Suncor from the Canada Revenue Agency, Ontario and Quebec relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result, and (ii) Suncor may be required to post cash instead of security in relation to the NORs, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The MD&A and Suncor’s Annual Information, Form 40-F and Annual Report to Shareholders, each dated February 28, 2014, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

A full copy of Suncor’s second quarter 2014 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s second quarter results, visit suncor.com/webcasts.

Media inquiries:	Investor inquiries:
403-296-4000	800-558-9071
media@suncor.com	invest@suncor.com